                                                                    EXHIBIT 99.2
                                                           [ENGLISH TRANSLATION]



                                 PROXY REFERENCE


I.   SOLICITOR, PROXY AND THE SOLICITED

1.   SOLICITOR
     1)   Name : Hanaro Telecom, Inc.
     2)   Relationship with the Company: The principal
     3)   No. of shares held : None


2.   PROXY

       ----------------------------------------------------------------------------------------------------------
                       Name                         No. of shares held           Relationship with the Company
       ----------------------------------------------------------------------------------------------------------
                   Kan Chae Jung                             -                             Employee
       ----------------------------------------------------------------------------------------------------------
                    Se-Hoon Gum                            2,000                           Employee
       ----------------------------------------------------------------------------------------------------------
                  Kyu June Hwang                             -                             Employee
       ----------------------------------------------------------------------------------------------------------


3.   THE SOLICITED
     Every and each shareholder on the Shareholder Register as of September 16, 2003. (Samsung Electronics and 139,373 shareholders; 279,322,680 shares of common stock).

     * A copy of the Shareholder Register was submitted to the Financial Supervisory Commission of Korea (Date of submission : September 27, 2003)


4.   OTHERS

     1)   Date and Venue of EGM
          -    Date: Tuesday, 21st October, 2003, 10:00 a.m.
          - Venue: 10th Floor, Hanaro Telecom Building, 726 Janghang 2-dong, Ilsan-ku, Koyang-shi, Kyunggi-do, Korea

     2)   Object and Methods of Solicitation
          - Object: To secure quorum and voting rights for approval of EGM agenda
          - Methods: To send Power of Attorney and Proxy Reference materials, and if necessary,
               (1)  Newspaper Advertisement
               (2)  Phone call solicitation
               (3)  Visits
               (4)  Solicitation via Internet or methods of similar kind

     3) Schedule for sending proxy and reference materials: From September 30, 2003 until the commencement of EGM

     4)   Contact (mailing address): Ki Hyoen Kim, General Manager

                        7th Floor, Hanaro Telecom Building, 726 Janghang 2-dong, Ilsan-ku, Koyang-shi, Kyunggi-do, Korea
                        Telephone : 080-800-5000, 1566-5000
                        Fax : 82-2-6266-5269


II.  AGENDA AND REFERENCES

1.   AGENDA

         ----------------------------------------------------------------------------------------------------------
         Item 1            Approval of issuance of new shares at a per share price below par value
         ----------------------------------------------------------------------------------------------------------
         Item 2            Approval of new share issuance
         ----------------------------------------------------------------------------------------------------------
         Item 3            Approval of amendment of the Articles of Incorporation
         ----------------------------------------------------------------------------------------------------------
         Item 4            Appointment of non-standing directors
         ----------------------------------------------------------------------------------------------------------
         Item 5            Appointment of outside directors
         ----------------------------------------------------------------------------------------------------------


2.   REFERENCE MATERIALS

     1) Approval of issuance of new shares at a per share price below par value: Minimum issue price

     - Summaries and Reasons: Necessity of issuance of new shares at a per share price below par value

          Even though Hanaro Telecom, Inc. ("Hanaro" or the "Company") improved its profit and loss structure with operating profits of KRW 6.1 billion in 2002 and of KRW 11.6 billion in the first half of 2003, the Company faces liquidity problems due to a high debt ratio and an unstable financial market in Korea.

          To avert liquidity constraints and to improve the financial structure, raising funds by increase in paid-in capital is vital

     - Due to the recent stock prices of much below par value (KRW 5,000), issuance of new shares at a per share price below par value is inevitable. (Refer to Attachment 1 < Balance Sheet & Income statement >).

          Table) Share prices for the most recent 6 months (closing price)

           ---------------------------------------------------------------------------------------------------------
                      Date                3/31/03     4/30/03       5/31/03      6/30/03      7./31/03     8/31/03
           ---------------------------------------------------------------------------------------------------------
                Share Price (KRW)          2,720        2,840        2,420        3,050        3,000        3,530
           ---------------------------------------------------------------------------------------------------------

          Based on the above reasons, the Company approved the issuance of new common shares at a per share price below par value (KRW 3,200), to financial sponsors led by Newbridge Capital, AIG Asian Opportunity Fund and AIG Infrastructure Fund II at its BOD Meeting held on August 29, 2003.

     - Type, Number, Issue Price, and Delivery Date of Shares to be Issued below Par Value

           ---------------------------------------------------------------------------------------------------------
                   Type                  Number           Issue Price       Total Issue Size      Date of Delivery
           ---------------------------------------------------------------------------------------------------------
              Common Shares        182,812,500 Shares      3,200 Won         US$500 Million        2003. 10. 31.
                                                                            (KRW585 Billion)         (Expected)
           ---------------------------------------------------------------------------------------------------------


          Issue price of KRW 3,200 per share was determined as follows, based on
          Article 191-15 of the Securities Exchange Act of Korea and Article 84-22 of the Directives thereof.

          The Directives of the Securities Exchange Act of Korea state that "per share issue price" shall be 70% or above the greater of (1), (2) and
          (3).
          As of one day prior to the BOD resolution (August 29, 2003) to convene the EGM,
          (1) one-month average closing price: KRW 3,104
          (2) one-week average closing price: KRW 3,286
          (3) one-day prior closing price: KRW 3,330

          Hence, the minimum limit for issue price below par value is KRW 2,340, or 70% of the KRW 3,330 which is the greatest of the above amounts.

          Issue price of KRW 3,200 was determined by adding a 36.75% premium to the minimum limit of KRW 2,340.

          The timeline for the issue of new shares, including date of delivery may be changed by the CEO before the end of November 2003, pending agreement with foreign investors.

          Details of most recent issue at discount to par value if repayment of discount has been completed: N/A

     2)   New Share Issuance (Agenda Item No. 2)

     - Subscribers: Investment Consortium led by Newbridge, AIG and/or the constituents thereof
     - Summary of the necessity to issue new shares to non-shareholders: refer to "Necessity of Attracting Foreign Capital through New Share Issue" of "III. Solicitor Opinion"
     - Pursuant to Article 6 of the Electricity and Communication Industry Act, new shares will not be issued to the extent such issuance would cause the foreign ownership limit of 49% to be exceeded.
     - For one year, the newly issued shares must be held in a restricted account at KSD and trading such shares will be prohibited for such period (Paragraph 1, Article 12 of the Regulations on Securities Issuance and Public Disclosure)

     3)   Amendment of the Articles of Incorporation (Agenda Item No. 3)

     -    Purpose for amendment of the Articles of Incorporation

     - Change in corporate governance structure following the injection of foreign capital

     -    Reflection of amendments to Korean laws, including the Commercial Law

     - For details of proposed amendments to the Articles of Incorporation, refer to Attachment 2 "Comparison Between Current Provisions and Provisions to be Revised with Respect to the Articles of Incorporation" for details)

     -    Directors and BOD

        ------------------------------------------------------------------------------------------------------------
            Applicable Provision                                    Change in Content
        ------------------------------------------------------------------------------------------------------------
        Article 29 paragraph 1        Reduction in No. of Directors : 15 -- > 11
        ------------------------------------------------------------------------------------------------------------
                                      Deletion of provisions relating to director nomination rights
        Article 29 paragraph 2        Deletion of CEO's right to nominate standing directors
                                      Deletion of major shareholder (5% and above)'s right to nominate non-standing directors
        ------------------------------------------------------------------------------------------------------------
        Article 29 paragraph 4        Amendment of disqualifications for outside directors
        item 3
        ------------------------------------------------------------------------------------------------------------
                                      Chairman of the Board is elected by the BOD, and unless stated otherwise,
        Article 32 paragraph 3        the CEO assumes the position of Chairman in cases of absence or incapacity of the Chairman
        ------------------------------------------------------------------------------------------------------------
        Article 37 paragraph 3        Reduced the size of the Outside Director Nomination Committee from 3 or more persons to 3 persons
        ------------------------------------------------------------------------------------------------------------


     -    CEO

        ------------------------------------------------------------------------------------------------------------
            Applicable Provision                                    Change in Content
        ------------------------------------------------------------------------------------------------------------
        Article 31 paragraph 1        Change from multiple CEOs to single CEO
        ------------------------------------------------------------------------------------------------------------
        Article 31 paragraph 1        Changed the entity with general executive authority on company affairs from "CEO and President" to "CEO," also readjusting relevant paragraphs
        ------------------------------------------------------------------------------------------------------------
                                      In cases of CEO absence/incapacity, Acting CEO elected through BOD
        Article 31 paragraph 2        resolution (BOD may elect Acting CEO through resolution in advance of absence/incapacity)
        ------------------------------------------------------------------------------------------------------------

     -    Increase in the Number of Authorized Shares (Article 5)
          480,328,800 shares -- > 700,000,000 shares

     -    Reflecting Amendments to Commercial Law and Securities Exchange Act

        ------------------------------------------------------------------------------------------------------------
            Applicable Provision                                    Change in Content
        ------------------------------------------------------------------------------------------------------------
        Article 9 paragraph 2         Creation of authority to grant stock purchase option rights through BOD resolution
        ------------------------------------------------------------------------------------------------------------
                                      Stricter requirements for the issuance of convertible bonds and bonds with
        Article 14, Article 15        warrants to third-parties and creation of authority to determine conversion/exercise price by BOD resolution
        ------------------------------------------------------------------------------------------------------------
                                      New items for special resolution by shareholders' meeting (leasing the entire business or giving a mandate to manage such business; execution,
        Article 27 paragraph 2        alteration or rescission of a contract to share profits and losses with another person or of a comparable contract; acquisition of all or significant part of other company's operations regardless of acquisition method)
        ------------------------------------------------------------------------------------------------------------

     -    Other

        ------------------------------------------------------------------------------------------------------------
            Applicable Provision                                    Change in Content
        ------------------------------------------------------------------------------------------------------------
        Article 13                    Closure of Shareholder Registry: closing date of annual general shareholders meeting -- > End of January
        ------------------------------------------------------------------------------------------------------------
        Article 19, Article 48        Addition of notification through electronic documents to methods of notice for convening shareholders meetings and public notice thereof
        ------------------------------------------------------------------------------------------------------------
        Article 9 paragraph 4,
        Article 35 item 1,            Due to the expiration of the validity period (5 years) of the Initial
        Article 41                    Business Plan, deletion of references to the Plan
        ------------------------------------------------------------------------------------------------------------
        Article 42                    Deletion of reference to approval deadline for annual business plans
        ------------------------------------------------------------------------------------------------------------
                                      Effective date of the Articles of Incorporation: the Articles of
        Supplementary Provisions      Incorporation that are revised upon the resolution at this EGM will take
        Article 1                     effect immediately at closing of the new share issuance to foreign investors
        ------------------------------------------------------------------------------------------------------------


     4)   Non-Standing Director Nomination (Agenda Item No. 4)

     -    Candidate List

        -----------------------------------------------------------------------------------------------------------
                                                                                                    Transactions
               Name                                                                Relationship       with the
          (Date of Birth)                                                           with Major      Company over
                                       Experiences                Nominator         Shareholder     past 3 years
        -----------------------------------------------------------------------------------------------------------
                             - Executive Senior Vice
                               President of Emerging
                               Markets Partnership, CEO
                               of Asian Infrastructure Fund
             Wilfried          II
           Kaffenberger      - Former Vice President of              BOD               None             None
            (3/28/1944)        IFC
                             - MBA, Harvard University,
                               Bachelor of Science,
                               Chemical Engineering,
                               Princeton University
        -----------------------------------------------------------------------------------------------------------
                             - Managing Director of AIG
                               Global Investment Corp.
            David Yeung      - Former Head of AIG's
            (1/26/1950)        infrastructure investment in          BOD               None             None
                               emerging markets
                             - MBA, University of
                               Chicago
                             - Indiana University
        -----------------------------------------------------------------------------------------------------------

       Note) The above-mentioned nomination shall become effective upon the closing of new shares issue (expected on October 31, 2003) following the satisfaction of the conditions listed in Section 3.1(q) of the Investment Agreement dated as of September 9, 2003 by and between the Company and the Foreign Investors




     5)   Outside Director Nomination (Agenda Item No. 5)

     -    Candidate List

      --------------------------------------------------------------------------------------------------------------
                                                                                                     Transactions
              Name                                                                 Relationship      with company
         (Date of Birth)                                                            with Major       over past 3
                                       Experiences                Nominator         Shareholder         years
      --------------------------------------------------------------------------------------------------------------
                             - Managing Director of
                               Newbridge Asia (Hong
                               Kong)
                             - Former Director and
                               member of the Audit             Outside Director
           Paul Chen           Committee of Korea First           Nomination           None              None
          (5/10/1965)          Bank                               Committee
                             - Former investment banker at
                               Morgan Stanley
                             - MBA, Harvard University
                             - BS, Cornell
                               University
      --------------------------------------------------------------------------------------------------------------
                             - Managing Director of
                               Newbridge
                             - Former Advisor/CEO of
         Byung Moo Park        Plenus Entertainment            Outside Director
          (6/23/1961)        - Lawyer, Kim & Chang                Nomination           None              None
                             - L.L.M., Harvard University         Committee
                             - MBA, Yonsei University
                             - B.A. in Laws, Seoul
                               National University
      --------------------------------------------------------------------------------------------------------------
                             - Lawyer at Kim, Chang &
                               Lee
                             - Former Judge, Seoul Civil
          Kyung-Joon           Court                           Outside Director
         Choi Note 1)        - JD, New York University            Nomination           None              None
          (8/3/1960)         - L.L.M., Harvard University         Committee
                             - B.A. in Laws, Seoul
                               National University
      --------------------------------------------------------------------------------------------------------------
         Sung Kyu Park       - Member,                         Outside Director
            Note 1)            Telecommunications                 Nomination           None              None
          (4/5/1939)           Association                        Committee
      --------------------------------------------------------------------------------------------------------------
          Sun Woo Kim                                          Outside Director
            Note 1)          - Former Director, Korean            Nomination           None              None
          (9/9/1941)           Broadcasting System                Committee
      --------------------------------------------------------------------------------------------------------------

      Note 1) Kyung-Joon Choi, Sung Kyu Park, and Sun Woo Kim are outside director candidates to become members of the audit committee
      Note 2) The above-mentioned nomination shall become effective upon the closing of new shares issue (expected on October 31, 2003) following the satisfaction of the conditions listed in Section 3.1(q) of the Investment Agreement dated as of September 9, 2003 by and between the Company and the Foreign Investors


III. SOLICITOR OPINION

-    BACKGROUND OF NEW SHARE ISSUE

     In order to overcome its severe liquidity issues and its imminent default risk and gain competitiveness in the telecommunications industry through mid/long-term improvements in financial structure, the Company has continuously pursued foreign capital investments from July of 2002, resulting in the signing of an investment contract ("Investment Agreement") with the investment consortium led by Newbridge and AIG on September 9, 2003 for the total investment of US$ 1.1 billion in foreign capital.

     According to the Investment Agreement, Newbridge-AIG Consortium will inject a total of KRW 585 billion (US$ 500 million equivalent) into the Company, and the Company will allocate 182,812,500 shares of common stock to Newbridge-AIG Consortium at a price of 3,200 KRW per share. Additional KRW 720 billion (US$ 600 million equivalent) is to be raised as long-term borrowings by the Company and Newbridge-AIG Consortium with a 5-year maturity in the form of a syndicated loan. Negotiations with domestic and foreign banks, including JP Morgan Chase and The Development Bank of Singapore, have almost been completed with respect to the commercial terms of this loan.

     The foreign capital injection will result in a total of KRW 1.3 trillion in new capital, which is expected to result in affirmative effects on the Company, including improvement of the Company's capital structure (debt to equity ratio will decline from 156% to 110% through completion of US$ 500 million equity injection), and the gaining of competitiveness in the telecommunications industry.

-    NECESSITY OF ATTRACTING FOREIGN CAPITAL THROUGH NEW SHARE ISSUANCE

     - Company's liquidity concern and need for financial structure improvement

          Despite maintaining a stable business framework with operating income of KRW 6.1 billion in 2002 and KRW 11.6 billion in the first half of 2003, the current ratio (current assets/current liabilities) which shows the Company's ability to meet short- term financial obligations was a mere 0.46 as of June 30, 2003 (current liabilities of KRW 952.3 billion compared to current assets of KRW 441.7 billion). This represents a serious liquidity problem. It is imperative that capital in the form of shareholders' equity and long-term borrowings is raised in order to overcome this liquidity problem and improve the Company's financial structure heavily burdened with short-term borrowings.

     -    Enhancement of Enterprise Value and Shareholder Value

          The Company tried to address the weakness in its capital structure several times through plans to raise capital but failed each time due to the LG Group's objection, which drove the Company to the edge of bankruptcy at one point. For instance, the Company faced a serious liquidity problem with maturing BWs of US$ 100 million in early September, 2003 and requested assistance from its 3 major shareholders including the largest shareholder LG Group, but was forced to the brink of bankruptcy due to LG Group's aversion and only survived the situation thanks to SK Telecom, the third largest shareholder, who provided us with KRW 120 billion through the undertaking of Commercial Papers (HOWEVER, IF THIS FOREIGN CAPITAL INJECTION FAILS, THE COMPANY WILL BE OBLIGATED TO EARLY REPAYMENT OF THE KRW 120 BILLION AT THREE-DAY NOTICE BY SK TELECOM, AND MAY AS A RESULT IMMEDIATELY FACE ANOTHER SERIOUS LIQUIDITY SITUATION).

          In a situation like this where it is difficult to expect any further material support from the major shareholders in spite of a serious lack of funds, the only practical way for the Company to satisfactorily raise capital and protect the interests of individual shareholders who account for 60% of the total shares is to attract foreign capital through foreign equity funds such as Newbridge-AIG Consortium. On successful completion of this foreign capital injection, Newbridge-AIG Consortium will become the undisputed major shareholder with 39.6% of the shares, and unlike the current situation where three chaebols have been maintaining a tense relationship while holding each other in check with only around 10% of the shares, it is expected that Newbridge-AIG Consortium will be able to maximize enterprise and shareholder value by providing a stable management environment and corporate responsibility. The KRW 3,200 price of the new shares to be issued to Newbridge-AIG Consortium was determined after numerous deliberations by the Board of Directors in accordance with the Directives of the Securities Exchange Act of Korea, ensuring that the price is reasonable and not detrimental to the existing shareholders. This price is at a 36.75% premium on the minimum share price determined based on the historical share price, including share price over the past month.

     - This foreign capital injection may well be beneficial to the telecommunications industry generally as well as the national economy as a whole.

          It is essential for late entrants to the industry, like the Company, to be able to compete with early-comers based on their own viability in order to ensure an efficient competitive environment in the telecommunications industry. If this foreign capital injection fails, the Company may be forced into default on certain of its debt obligations and court receivership. This would leave KT in a monopoly position and the Korean telecommunications market could lose a certain competitive to the detriment of all residents. Furthermore, LG Group's proposed plan to merge the Company with Dacom or Thrunet under the assumption that this will benefit the restructuring of the telecommunications industry is unrealistic and inappropriate considering each company's level of debt and profitability.

          The failure of this foreign capital injection would most likely be followed by the Company's default starting a chain reaction to the financial institutions of over KRW 5 trillion that would have a noticeable impact on the national economy. On the other hand, if the US$ 1.1 billion foreign capital injection succeeds, not only will the Company have a base for independent survival and mid/long-term growth, but the beneficial effects will have positive impact on the economy and the stock market by heightening confidence in Korea.

- CONCLUSION: THIS FOREIGN CAPITAL INJECTION IS THE ONLY PRACTICAL OPTION FOR THE COMPANY'S SURVIVAL

     CONSIDERING THE FACT THAT UNDER THE CURRENT SITUATION THE COMPANY IS EXPECTED TO FACE A SERIOUS SHORTAGE OF FUNDS IF THE FOREIGN CAPITAL INJECTION SCHEDULED FOR LATE OCTOBER FAILS, IT IS NECESSARY FOR THE COMPANY TO SUCCESSFULLY COMPLETE THIS FOREIGN CAPITAL INJECTION IN ORDER TO PROTECT ENTERPRISE AND SHAREHOLDER VALUE.

     THE MATTERS PROPOSED AT THE EGM REQUIRE SPECIAL RESOLUTIONS BY SHAREHOLDERS WHICH REQUIRE INCREASED LEVELS OF QUORUM AND AFFIRMATIVE VOTES COMPARED TO GENERAL RESOLUTION MATTERS. THEREFORE, SHAREHOLDERS' ACTIVE PARTICIPATION IS GREATLY APPRECIATED.

Attachment 1. <Summarized Balance Sheet and Income Statement>

                                  Balance Sheet

                                                                             (Unit : KRW million)
--------------------------------------------------------------------------------------------------
                                                   FY2002              FY2001             FY2000
==================================================================================================
 CURRENT ASSETS                                     441,729            676,103            642,773
      Quick assets                                  432,442            665,242            628,471
      Inventories                                     9,287             10,861             14,302
 NON-CURRENT ASSETS                               2,905,329          2,925,467          2,937,919
      Investment assets                             161,546            188,425            203,435
      Property & equipment                        2,696,600          2,695,529          2,718,361
      Intangible assets                              47,183             41,513             16,123
--------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                     3,347,058          3,601,570          3,580,692
--------------------------------------------------------------------------------------------------
 CURRENT LIABILITIES                                952,374          1,328,161            904,816
      Short-term borrowings                         155,000             55,000             55,000
      Current portion of long-term liabilities      397,392            740,102            249,410
      Other current liabilities                     399,982            533,059            600,406
 NON-CURRENT LIABILITIES                          1,088,732            898,739          1,246,547
      Debentures                                    759,206            594,718            814,189
      Long-term borrowings                          206,299            168,395            198,181
      Other non-current liabilities                 123,227            135,626            234,177
--------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES                                2,041,106          2,226,900          2,151,363
--------------------------------------------------------------------------------------------------
      Capital stock                               1,396,613          1,396,613          1,320,000
      Capital surplus                               692,815            692,815            693,205
      Accumulated deficit                         - 776,646          - 709,237           -586,097
      Capital adjustments                           - 6,830            - 5,521              2,221
--------------------------------------------------------------------------------------------------
 TOTAL SHAREHOLDERS' EQUITY                       1,305,952          1,374,670          1,429,329
--------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES & TOTAL SHAREHOLDERS'
  EQUITY                                          3,347,058          3,601,570          3,580,692
--------------------------------------------------------------------------------------------------

                                Income Statement

                                                                             (Unit : KRW million)
--------------------------------------------------------------------------------------------------
                                                    FY2002            FY2001              FY2000
--------------------------------------------------------------------------------------------------
 REVENUES                                           673,549          1,253,859            825,449
      Telephony services                            120,551            210,921            114,671
      Leased line services                           18,643             27,829             17,730
      Broadband access services                     483,636            911,767            641,544
      Others                                         50,719            103,342             51,504
--------------------------------------------------------------------------------------------------
 OPERATING COSTS                                    661,891          1,247,779            990,637
      Wages & salaries                               43,795             69,736             58,598
      Telecom equipment lease expenses               83,643            156,590            106,779
      D & A                                         204,858            385,324            321,744
      Sales commissions                             118,222            226,765            161,208
      Commission expenses                            52,502             95,051             71,575
      Repair & Maintenance                           26,473             54,727             51,464
      Interconnection fees                           65,545             95,883             68,138
      Advertising                                    14,369             38,927             39,470
      Others                                         52,484            124,776            111,661
--------------------------------------------------------------------------------------------------
 OPERATING INCOME                                    11,658              6,080          - 165,188
--------------------------------------------------------------------------------------------------
 NON-OPERATING INCOME                                15,306             57,150             48,977
 NON-OPERATING EXPENSES                              94,373            186,370            127,902
--------------------------------------------------------------------------------------------------
 ORDINARY INCOME                                   - 67,409          - 123,140          - 244,113
--------------------------------------------------------------------------------------------------
 INCOME TAXES                                            --                 --                 --
--------------------------------------------------------------------------------------------------
 NET INCOME                                        - 67,409          - 123,140          - 244,113
--------------------------------------------------------------------------------------------------

Attachment 2. <Comparison between Current Provisions and Proposed Amendments with respect to the Regulation on Articles of Incorporation>


-----------------------------------------------------------------------------------------
              CURRENT                                        PROPOSED
-----------------------------------------------------------------------------------------
Article 5. Number of Authorized Shares        Article 5. Number of Authorized Shares

The total number of shares to be issued       The total number of shares to be issued
by the Company shall be Four Hundred          by the Company shall be seven hundred
Eighty Million Three Hundred Twenty           million (700,000,000) shares.
Eight Thousand Eight Hundred
(480,328,800) shares.

Article 9. Preemptive Rights                  Article 9. Preemptive Rights

(1) Except as otherwise provided for in       (1) Each shareholder of the Company
these Articles of Incorporation, each         shall have a preemptive right to
shareholder of the Company shall have a       subscribe for any new shares to be
preemptive right to subscribe for any         issued by the Company in proportion to
new shares to be issued by the Company        its shareholding ratio.
in proportion to its shareholding ratio.

(4) Except as otherwise amended by            (4)<Delete>
resolution of the Board of Directors,
the Company shall, for the first five
fiscal years after incorporation of
Company, issue new shares in accordance
with the capital increase plan under the
Initial Business Plan as defined in
Article 41, Paragraph (1) hereof. The
subscription amount for the new shares
shall be decided by resolution of the
Board of Directors. The Company may,
however, issue any part or all of such
new shares at the market price.
Provided, however, that the subscription
amount for shares initially allotted to
the employee stock ownership association
shall be the par value of shares.

Article 9-2. Stock Purchase Option            Article 9-2. Stock Purchase Option
Rights                                        Rights

(1) The Company may, by special               (1) To the extent permitted under the
resolution of the general meeting of          Securities and Exchange Act, the Company
shareholders, grant its officers and          may grant its officers and employees
employees with stock purchase option          (including, without limitation, the
rights under Article 189-4 of the             officers/employees of the Company's
Securities and Exchange Act. The              affiliates as described in Article
aggregate number of shares under the          189-4, Paragraph (1) of the Securities
stock purchase option plan shall not          and Exchange Act) stock purchase option
exceed 10% of the total number of shares      rights by a special resolution of its
issued and outstanding.                       shareholders' meeting as prescribed in
                                              Article 189-4, Paragraph (1) of the
                                              Securities and Exchange Act. Provided,
                                              however, pursuant to Article 189-4,
                                              Paragraph (3) of the Securities and
                                              Exchange Act, such rights may be granted
                                              by a resolution of the Company's Board
                                              of Directors' meeting to the extent of
                                              10% of the Company's total number of
                                              shares issued and outstanding, subject
                                              to applicable laws and regulations.
                                              Other than in the case of death,

                                              mandatory retirement or other
                                              involuntary termination of employment
                                              not attributable to the grantee, a stock
                                              option can only be exercised if the
                                              grantee has been employed by the Company
                                              for at least two (2) years after such
                                              stock option was granted and must be
                                              exercised within five (5) years from the
                                              date on which the option becomes
                                              exercisable.

(2) The stock purchase option rights may      (2) The stock purchase option rights may
be granted to any officer or employee of      be granted to any officer or employee of
the Company, who has contributed or are       the Company, who has contributed or are
qualified to contribute, to the               qualified to contribute, to the
establishment, and management,                establishment, and management, overseas
technological innovation or the like.         operations, technological innovation or
Provided, however, the stock purchase         the like. Provided, however, the stock
options shall not be granted to:              purchase options shall not be granted
                                              to:

1. the largest shareholder in the             1. the largest shareholder in the
   Company and specially related person(s)       Company and specially related person(s)
   (as defined in Article 10-3, Paragraph        (as defined in Article 10-3, Paragraph
   2, of the Enforcement Decree of the           2, of the Enforcement Decree of the
   Securities and Exchange Act); or              Securities and Exchange Act); or
2. Major shareholders and their               2. Major shareholders and their
   specially related persons as defined in       specially related persons as defined in
   Article 188 of the Securities and             Article 188 of the Securities and
   Exchange Act; or                              Exchange Act; or
3. Any person who becomes a major             3. Any person who becomes a major
   shareholder by exercising the stock           shareholder by exercising the stock
   purchase option rights hereunder              purchase option rights hereunder
   pursuant to Article 188 of the                pursuant to Article 188 of the
   Securities and Exchange Act.                  Securities and Exchange Act.


(5) The stock option rights shall be          (5) The stock option rights shall be
exercisable within five (5) years             exercisable in compliance with the
commencing on the third anniversary of        Securities and Exchange Act.
the day of the special resolution of
shareholders conferring such stock
purchase option.

Article 11. Transfer Agent                    Article 11. Transfer Agent

(4) Such procedures as referred to in         (4) Such procedures as referred to in
the foregoing Paragraph (3)shall be           the foregoing Paragraph (3) shall be
performed in compliance with the              performed in compliance with the
regulations regarding transfer agents         regulations regarding transfer agency
for securities.                               services for securities.

Article 13. Closure of Shareholders           Article 13. Closure of Shareholders
Register and Setting of Record Date.          Register and Setting of Record Date.

(1) The Company shall suspend alteration      (1)The Company shall suspend alteration
of entries in the register of                 of entries in the register of
shareholders, registration of pledges,        shareholders, registration of pledges,
creation and cancellation of trust            creation and cancellation of trust
property from the day following the last      property for one month, commencing from
day closing of each accounting period         the day following the last day closing
till the closing date of the annual           of each accounting period.
ordinary general shareholders meeting.
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(2)The Company shall entitle every            (2)The Company shall entitle every
shareholder on its shareholders list as       shareholder on its shareholders list as
of the last day of each fiscal year to        of the last day of each fiscal year to
vote at the meeting of the annual             vote at the meeting of the annual
ordinary general shareholders meeting         ordinary general shareholders' meeting
held for such fiscal year.                    held for such fiscal year.

Article 14. Issuance of Convertible           Article 14. Issuance of Convertible
Bonds.                                        Bonds

(1)The Company may issue convertible          (1)The Company may issue convertible
bonds to its shareholders and/or any          bonds to any persons other than its
other persons to the extent that the          shareholders by a resolution of its
total sum of face value of the bonds          Board of Directors to the extent that
shall not exceed Five Hundred Billion         the aggregate face value of the bonds
(500,000,000,000) Won.                        does not exceed Five Hundred Billion
                                              (500,000,000,000) Won:

                                              1. where the Company issues convertible
                                                 bonds by a general public offering;

                                              2. where the Company issues convertible
                                                 bonds in order to solicit foreign
                                                 investment pursuant to the Foreign
                                                 Investment Promotion Act when necessary
                                                 for its management;

                                              3. where the Company issues convertible
                                                 bonds to domestic/overseas companies
                                                 which are in strategic/operations
                                                 cooperation with the Company in
                                                 connection with the Company's management
                                                 and technology;

                                              4. where the Company issues convertible
                                                 bonds to domestic/overseas financial
                                                 institutions in order for an urgent
                                                 raising of funds;

                                              5. where the Company issues convertible
                                                 bonds outside of Korea pursuant to
                                                 Article 192 of the SEA; or

                                              6. where the Company issues convertible
                                                 bonds to individual or corporate
                                                 investors as determined by a special
                                                 resolution of its shareholders' meeting
                                                 for the purpose of raising funds.

(4) All shares issued upon conversion of      (4) All shares issued upon conversion of
the convertible bonds shall be common         the convertible bonds shall be common
shares, and the conversion price shall        shares, and the conversion price shall
be as determined by the Board of              be as determined by the Board of
Directors. The conversion price shall         Directors.
not be lower than the par value of the
shares.

Article 15. Issuance of Bonds with            Article 15. Issuance of Bonds with
Warrants                                      Warrants

(1) The Company may issue bonds with          (1) The Company may issue bonds with
warrants to its shareholders and/or any       warrants to any persons other than its
other persons to the extent that the          shareholders by a resolution of its
total face value of the bonds with            Board of Directors to the extent that
warrants shall not                            the aggregate face
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exceed Five Hundred Billion Won               value of the bonds with warrants shall not
(500,000,000,000) Won.                        exceed Five Hundred Billion (500,000,000,000)
                                              Won:

                                              1. where the Company issues bonds with
                                                 warrants by a general public offering;
                                              2. where the Company issues bonds with
                                                 warrants in order to solicit foreign
                                                 investment pursuant to the Foreign
                                                 Investment Promotion Act when necessary
                                                 for its management;
                                             3. where the Company issues bonds with
                                                 warrants to domestic/overseas companies
                                                 which are in strategic/operations
                                                 cooperation with the Company in
                                                 connection with the Company's management
                                                 and technology;
                                              4. where the Company issues bonds with
                                                 warrants to domestic/overseas financial
                                                 institutions in order for an urgent
                                                 raising of funds;
                                              5. where the Company issues bonds with
                                                 warrants outside of Korea pursuant to
                                                 Article 192 of the SEA; or
                                              6. where the Company issues bonds with
                                                 warrants to individual or corporate
                                                 investors as determined by a special
                                                 resolution of its shareholders' meeting
                                                 for the purpose of raising funds.

(4) The shares to be issued upon the          (4) The shares to be issued upon the
exercise of the warrants shall be common      exercise of the warrants shall be common
shares. The exercise price, which shall       shares. The exercise price shall be
be equal to or more than the face value       determined by the Board of Directors at
of shares issued, shall be determined by      the time of issuance of the bonds.
the Board of Directors at the time of
issuance of the bonds.

Article 18. Call for Shareholders'            Article 18. Call for Shareholders'
Meeting                                       Meetings

(1) Except as otherwise provided for in       (1) Except as otherwise provided for in
the relevant laws and regulations, the        the relevant laws and regulations, the
Representative Director/President shall       Representative Director shall convene a
convene a shareholders' meeting of the        shareholders' meeting of the Company in
Company in accordance with the                accordance with the resolution of the
resolution of the Board of Directors.         Board of Directors.

(2)If the Representative                      (2) If the Representative Director is
Director/President is absent or unable        absent or unable to perform his or her
to perform his or her responsibilities,       responsibilities, then Article 31,
then Article 31, Paragraph (2), hereof        Paragraph (2), hereof shall apply
shall apply mutatis mutandis.                 mutatis mutandis.

Article 19. Notice for Convening              Article 19. Notice for Convening
Shareholders' Meeting and Public Notice       Shareholders' Meetings and Public Notice
Thereof                                       Thereof

(1) A notice for a general meeting of         (1) A notice for a general meeting of
shareholders of the Company shall be          shareholders of the Company shall be
made in writing, stating the date, time,      made in writing or by electronic mail,
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venue and agenda of such meeting and          stating the date, time, venue and agenda
dispatched to each shareholder of the         of such meeting and dispatched to each
Company at least two (2) weeks prior to       shareholder of the Company at least two
such date of meeting. Provided however        (2) weeks prior to such date of meeting.
in the event a notice for a general           Provided, however, in the event a notice
meeting sent to the address of any            for a general meeting sent to the
shareholder recorded in the Shareholders      address of any shareholder recorded in
Register is not delivered to such             the Shareholders Register has not been
shareholder for three (3) consecutive         received by such shareholder for three
years for any reason whatsoever, then         (3) consecutive years for any reason
the Company does not have to send to          whatsoever, then the Company does not
such shareholder any notice for general       have to send to such shareholder any
meetings to be held thereafter.               notice for general meetings to be held
                                              thereafter.

(2) In convening a general meeting of         (2) In the case of shareholders holding
shareholders after the shares of the          shares not more than one-hundredth
Company have been listed or registered        (1/100) of the total issued and
on a Stock Exchange, the notice               outstanding shares of the Company, the
requirement to shareholders holding           notice requirement described in
shares not more than                          Paragraph (1), above, may be substituted
one-hundredth(1/100) of the total issued      with public notices published on no less
and outstanding shares of the Company,        than two occasions in each of two (2)
may be substituted with public notices        daily newspapers published in Seoul,
published on no less than two occasions       Korea such as "The Korea Daily" and
in each of two (2) daily newspapers           "Maeil Economic Daily Newspaper", no
published in Seoul, Korea such as "The        later than two (2) weeks prior to the
Korea Daily" and "Maeil Economic Daily        scheduled date for meeting. Such public
Newspaper", no later than two (2) weeks       notices shall contain the intention to
prior to the scheduled date for meeting.      convene the general meeting of
Such public notices shall contain the         shareholders and the agenda of such
intention to convene the general meeting      meeting.
of shareholders and the agenda of such
meeting.

Article 21. Chairman                          Article 21. Chairman

The Representative Director/President         The Representative Director shall
shall be the chairman of all general          preside over all general meetings of
meetings of shareholders. If the              shareholders, provided, however, that in
Representative Director/ President is         the event that he or she is absent or
absent or unable to perform his or her        unable to perform his or her
responsibilities, then the provisions         responsibilities, then the provisions
set forth in Article 31, Paragraph (2),       set forth in Article 31, Paragraph (2),
shall apply mutatis mutandis.                 shall apply mutatis mutandis.

Article 25. Voting by Proxy                   Article 25. Voting by Proxy

(1) Any shareholder of the Company may        (1) A shareholder may exercise his/her
vote by proxy in any general meeting of       vote by proxy. In this case, the proxy
shareholders of the Company.                  holder must present the Company with
                                              documents evidencing his/her power of
                                              representation prior to the opening of a
                                              general shareholders' meeting.

(2) For the purposes of Paragraph (1), a      (2) For the purposes of Paragraph (1), a
person who is appointed as a proxy may        person who is appointed as a proxy may
or may not be a shareholder of Company,       or may not be a shareholder of Company,
and shall submit an evidence of his           and shall submit an evidence of his
appointment in writing to the general         appointment in writing to the general
meeting of shareholders for which such        meeting of shareholders for which such
appointment is made.                          appointment is made.

Article 26-2. Quorum of the Meeting           Article 26-2. (Delete)
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In order to duly constitute a general
meeting of shareholders, a third or more
of the total number of issued and
outstanding shares of the Company should
attend the Meeting in person or through
agents.

Article 27. Method of Resolution              Article 27. Method of Resolution

(2) Two-thirds(2/3) or more affirmative       (2) Any of the following resolutions
vote of the shareholders present at the       shall be adopted by the affirmative
meeting, which affirmative votes shall        votes of at least two-thirds (2/3) or
also constitute at least one-third (1/3)      more of the shares held by the
or more of the total number of issued         shareholders present at the meeting and
and outstanding shares of the Company,        such affirmative votes shall also
shall be required for matters relating        constitute at least one-third (1/3) or
to each of the following;                     more of the total number of issued and
                                              outstanding shares of the Company;
1. Amendment of these Articles of
   Incorporation;                             1. Amendment of these Articles of
2. Removal of a director                         Incorporation;
3. Reduction of capital;                      2. Removal of a director
4. Merger or dissolution of Company;          3. Reduction of capital;
5. Transfer of the entire or substantial      4. Merger or dissolution of Company;
   part of business of Company;               5. Transfer of the entire or substantial
6. Taking over the entire business of            part of business of Company by any
   any other company; or                         means;
7. Any other matters requiring such           6. Lease of entire business, delegation
   special resolutions under the relevant        of business operations, or the
   laws and regulations.                         execution, modification or rescission of
                                                 an agreement to share profits and losses
                                                 with third parties or of a comparable
                                                 agreement;
                                              7. Taking over all or a substantial part
                                                 of the business of any other company by
                                                 any means; or
                                              8. Any other matters requiring such
                                                 special resolutions under the relevant
                                                 laws and regulations.

Article 29. Directors                         Article 29. Directors

(1) The Company shall have three (3) or       (1)The Company shall have eleven (11)
more standing Directors and three (3) or      Directors. The outside directors
more non-standing Directors, provided,        prescribed under Article 191-16 of the
however, that, the total number of            Securities and Exchange Act ("Outside
Directors shall not exceed fifteen (15)       Directors") shall not be less than half
Directors. The company must make the          of the total number of Directors.
number of non-standing Directors
pursuant to the provisions of Article
191-16 of the Securities And Exchange
Act ("Outside Director"), no less than
half of the total number of Directors.

(2) The standing Directors shall be          (2) A Director who engages in the
nominated by the Representative              regular business of the Company
Director/President. The non-standing         ("Standing Director") shall be the
directors shall be nominated as follows      Representative Director. Outside
: (a) as of the date of the closing of       Directors shall be nominated by the
the shareholders' registry or of the         Outside Director Candidate Nominating
record date pursuant to the provisions       Committee. All Directors (standing,
of Article 354 of the Commercial Code,       non-standing and Outside Directors)
the top seven shareholders holding 5% or     shall be elected at the general meeting
more the shares of the Company ("Major       of shareholders.
Shareholders") shall each nominate one
director ; (b) the Board of Directors
shall nominate one non-standing
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director as a representative of those
shareholders other than the Major
Shareholders ("Minority Shareholders").
The Outside Directors shall be nominated
by the Outside Director Candidate
Nominating Committee. All the Directors
(standing, non-standing and Outside
Directors) shall be elected at the
general meeting of shareholders.
However, the number of non-standing
directors nominated by the Majority
Shareholders shall not exceed seven(7)
and a candidate nominated by the
Majority Shareholders or a
representative of Minority Shareholders
nominated by the Board of Directors
could be elected as an Outside Director.

(3) Neither the Majority Shareholders        (3) (Delete)
nor the Board of Directors that have
nominated an Outside Director whom
elected as a Director in accordance with
Article 29 (2) could nominate another
non-standing director.

(4) In order to procure fairness in the      (4) In order to procure fairness in the
management of the Company and to protect     management of the Company and to protect
the Investors, the Company shall appoint     the Investors, the Company shall appoint
as Outside Directors who do not have a       as Outside Directors those persons who
relationship that would interfere with       do not fall under any of the following
the exercise of independent judgment in      disqualifications. Further, in the event
carrying out the responsibilities of a       a person falls under any of the
director, and the Outside Directors          following after assuming the office of
should not fall under any of the             Outside Director, such person shall be
following disqualifications. Further, in     removed from office.
the event a person falls under any of
the following after assuming the office
of Outside Director, such person shall
be removed from office.



1. A person who does not have the            1. A person who does not have the
   qualifications under the Securities and      qualifications under the Securities and
   Exchange Act or any other statutes.          Exchange Act or any other statutes.

2. deleted. <Mar. 29, 2002>                  2. deleted. <Mar. 29, 2002>

3. If the Company lists or transacts its     3. (Delete)
   shares on a foreign stock exchange
   market, a person who does not have the
   qualifications required for an Outside
   Director based on the laws or
   regulations of the relevant country or
   the rules and regulations of the
   supervisory authority of such country.

(6) The shareholding ratios mentioned in     (6) (Delete)
paragraph (2) shall be calculated by
aggregating the shareholding ratios of
persons (as defined under the "Monopoly
Regulation and Fair Trade Act") that
have a special relationship with each
shareholder whose name appears in the
Register of Shareholders.

(7)A shareholder holdings shares in a        (7) (Delete)
ratio that would make it a Major
Shareholder under paragraph (2) through
the acquisition of shares may recommend
a Director only if the office of a
non-standing Director
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recommended by the Major Shareholders is
vacant.

(9) Only those persons who meet the          (9) (Delete)
following qualification requirements may
be elected as a non-standing director of
the Company

1. An officer or employee of a national
   authority, government-invested
   institution or government-invested
   research and development institution
   having a relationship with the
   telecommunication business, and who has
   wide experience in the relevant
   telecommunication business;
2. A person who has wide knowledge and
   experience in the management and other
   related business of a corporate entity;
   or
3. An officer of an enterprise or
   consumer protection organization having
   a relationship with the business of the
   Company.

(10) The Company shall appoint Chairman,     (10)The Company may appoint Chairman,
President(s), Vice President(s), Senior      Vice-Chairman(s), President(s), Vice
Vice President(s), Executive Vice            President(s), Senior Vice President(s),
President(s) among the Directors by a        Executive Vice President(s) among the
resolution of the Board of Directors.        Directors by a resolution of the Board
                                             of Directors.

ARTICLE 30. VACANCY IN DIRECTORSHIP          ARTICLE 30. VACANCY IN DIRECTORSHIP

(1) In case of a vacancy in the office       (1) In case of a vacancy in the office
of a director, such vacancy need not be      of a director, such vacancy shall be
filled at the next ordinary general          filled as soon as practicable by holding
meeting of shareholders, if the number       a shareholders' meeting to appoint a
of directors required by law is met and      replacement director.
no hindrance is anticipated in the
execution of the business of the
Company.

Article 31. Responsibilities of              Article 31. Responsibilities of
Directors                                    Directors

(1) Each Representative Director shall       (1) There shall be only one (1)
represent the Company. The                   Representative Direct to represent the
Representative Director/President shall      Company. The Representative Director
execute all resolutions adopted by the       shall execute all resolutions adopted by
Board of Directors, and carry out the        the Board of Directors, and carry out
general management and operation of the      the general management and operation of
Company.                                     the Company.

(2) If the Representative                    (2) If the Representative Director is
Director/President is absent or unable       absent or unable to perform his or her
to perform his or her responsibilities       responsibilities for any reason
for any reason whatsoever, the               whatsoever, a designated replacement
directors(s) shall, in accordance with       representative director, as appointed by
the resolution of the Board of               a majority vote of the Board of
Directors, perform the responsibilities      Directors, shall perform the
of the Representative                        responsibilities of the Representative
Director/President.                          Director. However, if such absence or
                                             inability is only temporary, the
                                             designated replacement director shall
                                             perform the responsibilities of the
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                                             Representative Director only until the
                                             Representative Director is able to
                                             perform his or her responsibilities. The
                                             Board of Directors may designate a
                                             director as the designated replacement
                                             representative director prior to such
                                             absence or inability of the
                                             Representative Director and, when he or
                                             she commences to perform the
                                             responsibilities of a Representative
                                             Directors, such director will become a
                                             Standing Director. In the event that the
                                             designated replacement representative
                                             director is also absent or unable to
                                             perform his or her responsibilities for
                                             any reason whatsoever, then a director
                                             appointed by a resolution of the Board
                                             of Directors shall perform the
                                             responsibilities of the Representative
                                             Director.

Article 32. Board of Directors               Article 32. Board of Directors

(3) The Chairman of the Board of             (3) The Chairman shall be appointed by
Directors shall be appointed by the          the Board of Directors and shall preside
Board of Directors, and if the Chairman      over each meeting of the Board of
is absent or unable to perform his or        Directors. Unless otherwise resolved by
her responsibilities, the provisions of      the Board of Directors, the
Article 31, Paragraph (2) shall be           Representative Director shall be the
applied mutatis mutandis.                    Chairman. In the event that the
                                             Representative Director is absent or
                                             unable to perform his or her
                                             responsibilities, the provisions of
                                             Article 31, Paragraph (2) shall be
                                             applied mutatis mutandis.

Article 33. Convening of Board Meetings      Article 33. Convening of Board Meetings

(1) All Meetings of the Board of             (1) All Meetings of the Board of
Directors shall be convened by the           Directors shall be convened by the
Representative Director/President            Representative Director or upon the
whenever he or she deems it necessary or     demand of any member of the Board of
desirable, or upon the demand of any         Directors. If the Representative
member of the Board of Directors. If the     Director is absent or unable to perform
Representative Director/President is         his or her responsibilities, then the
absent or unable to perform his or her       provisions of Article 31, Paragraph (2)
responsibilities, then the provisions of     shall apply mutatis mutandis.
Article 31, Paragraph (2) shall apply
mutatis mutandis.

(2) The Representative Director/President    (2) The Representative Director shall
shall provide notice of any Board of         provide notice of any Board of Directors
Directors meetings to each director at       meetings to each director at least one
least one (1) week prior to the date of      (1) week prior to the scheduled date of
such meeting.                                such meeting.

Article 35. Matters for which Board          Article 35. Matters for which Board
Resolutions are Required                     Resolutions are Required

The following matters shall be subject       The following matters shall be subject
to the resolution of the Board of            to the resolution of the Board of
Directors;                                   Directors;

1.  Amendment of the Initial Business        1.  (Delete)
    Plan;
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2.  Annual business plans, budgets, and      2.  Annual business plans, budgets, and
    settlement of accounts;                      settlement of accounts;
3.  Call for a general meeting of            3.  Call for a general meeting of
    shareholders and the agenda therefore;       shareholders and the agenda therefore;
4.  Enactment or the amendment or repeal     4.  Enactment or the amendment or repeal
    of important internal regulations;           of important internal regulations;
5.  Establishment, removal or closing of     5.  Establishment, removal or closing of
    branch or other offices of the Company;      branch or other offices of the Company;
6.  Borrowing money, except as otherwise     6.  Borrowing money, except as otherwise
    provided for in separate regulations         provided for in separate regulations
    where the Representative Director/           where the Representative Director is
    President is authorized to borrow money      authorized to borrow money in an amount
    in an amount not exceeding a certain         not exceeding a certain limit;
    limit;                                   7.  Election or removal of the
7.  Election or removal of the                   Representative Director and/or the
    Representative Director(s) (Amended as       designated replacement representative
    of March 23, 2001);                          director;
8.  Issuance of new shares;                  8.  Issuance of new shares;
9.  Acquisition or disposal of material      9.  Acquisition or disposal of material
    assets;                                      assets;
10. Institution of any important suit or     10. Institution of any important suit or
    settlement by compromise;                    settlement by compromise;
11. Allowing directors to carry on any       11. Allowing directors to carry on any
    business in competition with the             business in competition with the
    Company;                                     Company;
12. (Deleted on August 28, 1998)             12. (Deleted on August 28, 1998)
13. Any other matters for which a            13. Any other matters for which a
    resolution of Board of Directors is          resolution of Board of Directors is
    required by these Article of                 required by these Article of
    Incorporation;                               Incorporation;
14. Formation of a sub-committee within      14. Formation of a sub-committee within
    the Board of Directors in accordance         the Board of Directors in accordance
    with the provisions of the Korean            with the provisions of the Korean
    Commercial Code and the appointment and      Commercial Code and the appointment and
    removal of such sub-committee members;       removal of such sub-committee members;
    or                                           or
15. Any other important matters.             15. Any other important matters.

Article 37-3. Outside Director Candidate     Article 37-3. Outside Director Candidate
Nominating Committee                         Nominating Committee

(2) The Outside Director Candidate           (2) The Outside Director Candidate
Nominating Committee shall be composed       Nominating Committee shall be composed
of at least three (3) Directors and          of three (3) Directors and Outside
Outside Directors shall be seated at         Directors shall constitute at least half
least half of the total number of this       of the total number of this committee.
committee.                                   The term for each member of the Outside
                                             Director Candidate Nominating Committee
                                             shall be three (3) years. If a member of
                                             the Outside Director Candidate
                                             Nominating Committee is absent or unable
                                             to perform his or her responsibilities
                                             for any reason whatsoever, a designated
                                             replacement member, as appointed by a
                                             resolution of the Board of Directors,
                                             shall perform the responsibilities of
                                             such member. The Board of Directors may
                                             designate a director as the designated
                                             replacement member prior to such absence
                                             or inability of a member.

Article 40. Remuneration and Severance       Article 40. Remuneration and Severance
Payment of Director                          Payment of Director
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(1) The Board of Directors shall decide      (1) The Board of Directors shall decide
the remuneration and severance payment       the remuneration and severance payment
for each director of the Company,            for each director of the Company,
subject to the ceiling amount as             subject to the ceiling amount as
resolved by shareholders in the general      resolved by shareholders in the general
meetings. Non-standing directors shall       meetings.
not, however, be paid any remuneration
or severance payment.

CHAPTER VI. BUSINESS PLANS                   (Delete)

Article 41. Initial Business Plan            (Delete)

(1) The shareholders of the Company
hereby agree that the business plan
submitted to the Ministry of Information and Communication, prior to the incorporation the Company, in order to obtain the permit for the Company to carry out basic telecommunication service(hereinafter called as the
"Initial Business Plan") shall become
the first business plan of the Company.

(2)The financing plan of the Company for the first five (5) years after the incorporation of the Company shall be made in compliance with the Initial
Business Plan and in consideration of
expenses for major preparations and
basic facilities for the attainment of
the business objectives of Company.

Article 42. Annual Business Plans            (Delete)

The Company shall prepare an annual
business plan for the next fiscal year,
(hereinafter called "Annual Business
Plan") no later than thirty (30) days
prior to the end of each fiscal year.
Upon the approval thereof by the Board
of Directors, the Annual Business Plan
shall become effective as new business
plan of the Company. The Initial
Business Plan or other previous Annual
Business Plans shall be deemed revised
or modified by the new Annual Business
Plan.

Article 44. Preparation of the Financial     Article 44. Preparation of the Financial
Statements and Business Reports, Etc.        Statements and Business Reports, Etc.

(1) The Representative                       (1) The Representative Director shall,
Director/President shall, for each           for each fiscal year, prepare each of
fiscal year, prepare each of the             the following documents, attachments and
following documents, attachments and         business reports and obtain the approval
business reports and obtain the approval     of the Board of Directors thereon, and
of the Board of Directors thereon, and       deliver to the Audit Committee no later
deliver to the Audit Committee no later      than six (6) weeks prior to the ordinary
than six (6) weeks prior to the ordinary     general meeting of shareholders to be
general meeting of shareholders to be        held for
held for
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

such business year;                          such business year;

1.  Balance sheet;                           1. Balance sheet;
2.  Profit and Loss Statement; and           2. Profit and Loss Statement; and
3.  Statement of appropriation of            3. Statement of appropriation of
    retained earnings or statement of           retained earnings or statement of
    disposition of deficit.                     disposition of deficit.

(2) The Audit Committee shall deliver to     (2) The Audit Committee shall deliver to
the Representative Director/ President       the Representative Director its audit
its audit report no later than four (4)      report no later than four (4) weeks
weeks after receiving the documents          after receiving the documents referred
referred to in the foregoing paragraph.      to in the foregoing paragraph.

Article 48. Notices                          Article 48. Notices

Any notice, demand, request, consent or      Any notice, demand, request, consent or
any communication under this Agreement       any communication hereunder shall be
shall be made in writing and delivered       made in writing (including, without
by hand delivery, registered airmail or      limitation, by hand delivery, registered
by facsimile.                                airmail, electronic mail or facsimile).

                                             ADDENDUM

                                             October 21, 2003

                                             Article 1. Effective Date

                                             These Articles of Incorporation shall be
                                             effective immediately upon the full
                                             payment of the subscription price for
                                             the new shares to be issued below par
                                             value pursuant to the resolution adopted
                                             at an extraordinary general meeting of
                                             shareholders on October 21, 2003.

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